Exhibit 99.1

IFM INVESTMENTS LIMITED
(Incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING
to Be Held on December 30, 2011
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of IFM Investments Limited (the “Company”) will be held at 26A Hanwei Plaza, No. 7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China on December 30, 2011 at 10 a.m., local time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.                       To receive and consider the audited financial statements and reports of the directors and auditors for the year ended December 31, 2010.

2.                       To re-elect the following Directors, each of whom retires by rotation pursuant to the Company’s Articles of Association:

1.                       Harry Lu

2.                       Kevin Cheng Wei

3.                       Qiang Chai

3.                       To transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

As the Board of Directors of the Company has not fixed a record date for the AGM, pursuant to the Company’s Articles of Association, the record date for determining the shareholders entitled to receive notice of or to vote at the AGM or any adjourned or postponed meeting thereof shall be at the close of business on the day next preceding the day on which this notice is given (the “Record Date”).

Please note that the chairman of the meeting intends to exercise his power to adjourn the AGM.  The Board of Directors of the Company may, for the purpose of determining the shareholders entitled to notice or vote at the adjourned meeting, set a new record date for the adjourned meeting.  Shareholders may wish to take this into account when deciding whether or not to attend the AGM in person.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at http://ir.century21cn.com, or by contacting IFM Investments Limited 26A Hanwei Plaza, No.7 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China, telephone: +86-10-65617788, Fax: +86-10-65613321, email: ir@century21cn.com.

Beijing, December 20, 2011

By Order of the Board of Directors,

/s/ Donald Zhang

Donald Zhang
Chairman